Basic Earth Science Systems, Inc.
633 Seventeenth Street, Suite 1645
Denver, CO 80303
Phone: 303-296-3076
Fax: 303-773-8099

December 28, 2009

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attn:  Mark Wojciechowski, Staff Accountant
Mark C. Shannon, Branch Chief

Kevin Stertzel, Staff Accountant
James Murphy, Petroleum Engineer

Re: Basic Earth Science Systems, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2009
Filed June 18, 2009
Form 10-Q for the Quarterly Period Ended September 30, 2009
Filed November 16, 2009
File No. 000-07914

Mr. Wojciechowski:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated December 11, 2009 (the “Comment Letter”) relating to the Annual Report on Form 10-K for the fiscal year ended March 31, 2009 (the “Annual Report”) of Basic Earth Science Systems, Inc. (the “Company”) and the Quarterly Report on Form 10-Q for the quarter ended September 30, 2009. The answers set forth herein refer to each of the Staffs' comments by number.

Form 10-K for the Fiscal Year Ended March 31, 2009

Management’s Discussion and Analysis and Plan of Operation

Results of Operations

Fiscal 2009 Compared with Fiscal 2008

Expenses, page 15

1.
You explain that the increase in depreciation, depletion and amortization expense is a result of the decrease in oil prices at year end, and the corresponding decrease in your recoverable reserves.  As revisions in the depletion rate are normally viewed as changes in estimates and accounted for on a prospective basis, please tell us why the impact of the decline in prices at year end resulted in an increase in your depreciation, depletion and amortization expense for the year ended March 31, 2009.

Response:

When we stated, “drop in oil and gas prices at year end” we were not implying that prices dropped at our year end date of March 31, 2009, but rather that prices “at year end” were lower than at the beginning of the year. While increased production was one of the factors in our increased depletion expense, the greater factor was the decline in oil and gas prices that we experienced throughout the year ended March 31, 2009.   This decline significantly decreased the life of some properties and caused a corresponding reduction in the quantity of recoverable barrels that we will recognize in the future.  We recalculate and adjust our depletion expense on a quarterly basis using the units of production method, and because the reserve base (denominator) decreased significantly during the year due to the two factors described, the depletion rate increased, resulting in a greater depletion expense.

Standardized Measure of Estimated Discounted Future Net Cash Flows, page 40

2.
For the year ended March 31, 2009, you present the standardized measure of discounted future net cash flows of $7.2 million, and total net proved oil and gas properties of approximately $9.8 million.  Please tell us why you have not recorded an additional ceiling test impairment for the amount of your proved oil and gas property balance greater than the standardized measure of discounted future net cash flows.

Response:

We understand the standardized measure of discounted cash flows as outlined in paragraph 30 of SFAS 69 to be the result of gross future cash inflows less future development and production costs, future income taxes, and discount of 10%.  In contrast, we understand that our net book basis of oil and gas assets to be used in calculating any ceiling test impairment as calculated using the Staff Accounting Bulletin Topic 12D to be the net of capitalized oil and gas asset costs less related deferred income taxes and accumulated DD&A.  In determining the ceiling impairment, we calculate the excess of the net book basis of oil and gas properties above the result of the present value of future net revenue plus costs of properties not being amortized less the tax basis of properties and the present value of statutory depletion.  At the year ended March 31, 2009, we did not have an excess of oil and gas property over this ceiling, and therefore no further impairment was determined necessary.  For purposes of calculating the ceiling impairment, we did not consider the result of the standardized measure, but rather used the guidance under the Staff Accounting Bulletin Topic 12D.

Controls and Procedures

Disclosure Controls and Procedures, page 41

3.
Your disclosure states that “…following implementation of the changes in internal control over financial reporting discussed below, the Company’s disclosure controls and procedures were effective…”  However, we note your disclosure immediately following, which states “There were no changes in our internal control over financial reporting during the year ended March 31, 2009 that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.”  Please modify your disclosure to state, without qualification, if your disclosure controls and procedures were effective or not effective; and correct the apparent inconsistency in your disclosure.

Response:

We recognize that the initial discussion of our controls and procedures defers to a separately stated section wherein we conclude as to whether there were any changes in our controls and procedures for the period then ended; however, we feel that this reference statement does not invalidate our conclusion stating that no changes were in fact made to the internal control over financial reporting, or whether our disclosure controls were effective or not effective.   The first statement was inadvertently rolled over from the prior year, and pending there are no changes to our internal control over financial reporting going forward it will be removed to eliminate any possible confusion.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Controls and Procedures, page 17

4.
Your disclosure states that “Except for the amendment to your Annual Report on Form 10-K that was filed, it was otherwise concluded that the Company’s disclosure controls and procedures are effective for the purposes discussed above.”  Please modify your disclosure to state, without qualification, if management concluded your disclosure controls and procedures are effective or not effective.

Response:

We understand Item 307 of Regulation S-K to require “…conclusions…regarding the effectiveness of the…disclosure controls and procedures...” and feel as though we have adequately disclosed and concluded that disclosure controls and procedures were effective for the quarter ended September 30, 2009.  However, we will revise our disclosure in our subsequent filings to further clarify our conclusion should the occasion arise that we have any additional information to provide in connection with our conclusion.

Engineering Comments

Form 10-K for the Fiscal Year Ended March 31, 2009

Note 12 Unaudited oil and Gas Reserves Information

Analysis of Changes in Proved Reserves, page 39

5.
You describe the table of proved reserves as representing proved developed reserves.  However, this table should represent your total proved reserves.  In separate line items under the table please provide the total developed oil and gas reserves for the beginning and end of each year so investors can calculate the proved undeveloped reserves, if any.  Please see paragraph 10 of SFAS 69 and revise your disclosure as necessary.

Response:

We have read paragraph 10 of SFAS 69, and note that the first line states “proved reserves and proved developed reserves” and understand that “proved undeveloped reserves” should therefore be inferred.  As such, we understand that including and perhaps segregating proved undeveloped reserves in this table is one of the compulsories of this paragraph.  The total reserves for this classification were approximately 51,000 bbls of oil and 29,000 Mcf of gas.  We will revise our disclosure in our subsequent filings to separately state the amounts of any reserves categorized as “proved undeveloped.”

6.
We note that for the year ending March 31, 2009 you had significant revisions to your proved oil and natural gas reserves; however, you did not provide appropriate explanations for these significant changes.  Please see paragraph 11 of SFAS 69 and revise your disclosure as necessary.

Response:

We have read paragraph 11 of SFAS 69, and understand that the paragraph states “Changes resulting from each of the following shall be shown separately with appropriate explanation of significant changes.”  The changes outlined in this paragraph requiring explanation include:

Revisions of previous estimates
Improved recovery
Purchase of minerals in place
Extensions and discoveries
Production
Sales of minerals in place

We showed our changes separately and what comprised the changes  in the paragraphs  labeled:

Sales of oil and gas, net of production cost
Net change in sales prices, net of production cost
Discoveries, extensions and improved recoveries, net of future development cost
Revisions of quantity estimates
Accretion of discount
Net change in income taxes
Changes in timing of rates of production

While we have not elaborated further on these changes as to enter into discussion and analysis, we believe we have taken great care to word specifically what the changes related to, and feel that further explanation is not necessary in order for the reader to understand what changed, since that detail has already been provided within the line item.  However, going forward we propose to footnote these line items as follows:

1.	Sales of oil and gas, net of production cost – represents total sales of oil and gas units net of their production cost including lease operating expense, workovers, and production tax.

2.	Net change in sales prices, net of production cost – reflects the result of the changes in commodity prices during the year.

3.
Discoveries, extensions, and improved recoveries, net of future development cost – corresponds with drilling and workover operations designed to expand and improve performance.  This is net of future development costs.

4.	Revisions of quantity estimates – denotes the change in estimated expected oil and gas quantity recovery.

5.	Accretion of discount – characterizes the gradually and naturally occurring increase in cash flow over the estimated life of the reserves.

6.
Net change in income taxes – represents the change in income tax as a result of the changes in the variables occurring inside of our control and outside of our control as part of the oil and gas recovery process.

7.	Changes in timing of rates of production – signifies the variation in speed and quantity of oil and gas recovery within the given period of time specified.

7.
Please tell us how much of your revisions in oil and gas reserves were due to price changes and how much were due to performance changes in each of the reported periods ended March 31, 2008 and March 31, 2009.

Response:

As stated in our “Changes in Standardized Measure of Estimated Discounted Net Cash Flows” table on page 40, we presented approximately a $26 million decline due to price changes, and there were no increases due to performance changes, for the year ended March 31, 2009.  For the year ended March 31, 2008 we presented approximately $14.6 million increase due to price changes, and approximately a $960k increase due to performance changes.

8.
Please tell us how much oil, natural gas and natural gas liquids you were forecasted to produce in the year ending March 31, 2009 from the total proved reserve case of the reserve report for the year ending March 31, 2008.  Please reconcile any major differences from the forecasted amounts and the actual amounts produced in the year ending March 31, 2009, and provide the reasons for those differences.

Response:

We were forecasted to produce a net of 84,417 bbls of oil and 154,508 Mcf of gas for the year ending March 31, 2009.  We produced 92,657 bbls of oil and 175,413 Mcf of gas.  The difference is approximately a 9.8% increase in bbls of oil and a 13.5% increase in Mcf of gas compared to the forecast.  This increase in both oil and gas volume is due to a sixteen well program we completed during the early part of fiscal 2009 from our Antenna Federal property, which was not included in the forecast.

 In Conclusion

The Company herewith acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment.  Thank you in advance for your prompt review and assistance.

Very truly yours,

By: /s/ Joseph Young
Name: Joseph Young
Title: Principal Accounting Officer